UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2012

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update of Chapter 11 Court Proceedings

  Proposed Sale of the Company’s Indirect Ownership of CDC Software

     As previously disclosed, on February 1, 2012, CDC Corporation (the
“Company”) and CDC Software International Corporation (“Software International”)
entered into a Share Purchase Agreement, as amended, (the “SPA”) with
Archipelago Holdings (the “Buyer”), an affiliate of Vista Equity Holdings, for the sale of the Company’s indirect share holdings in CDC Software Corporation
(“CDC Software”).  The purchase price under the SPA for the Company’s share holdings of CDC Software is $10.50 per share, in cash, or approximately
$249,788,301.

     On March 12, 2012, the Company filed a Notice of No Submission of Timely
Initial Overbids to inform the parties in interest, that pursuant to the bid procedures previously approved by the United States Bankruptcy Court for the
Northern District of Georgia (“the Court”) the March 9, 2012 deadline for any party to submit an initial overbid for the purchase of the Company’s indirect shareholdings in CDC Software passed without the receipt of an initial overbid.
Accordingly, the auction previously scheduled for March 16, 2012 was not held.
Instead, the Company has requested that the Court approve the proposed SPA at the sale hearing scheduled for March 20, 2012.  A copy of the Company’s Notice of No Submission of Timely Initial Overbids is attached as Exhibit 99.1 hereto and incorporated herein by reference.

     The Company’s motion to approve the SPA is currently schedules to be heard by the Court on March 20, 2012.

  Motion to Approve Evolution Settlement

     On March 13, 2012, the Company reached and executed a settlement agreement
(“Settlement Agreement”) with Evolution CDC SPV Ltd., Evolution Master Fund
Ltd., SPC, Segregated Portfolio M, Evo China Fund and E1 Fund, Ltd.
(collectively, “Evolution”) relating to the previously disclosed judgment against the Company and in favor of Evolution in the amount of $65,356,061.41 plus post-judgment interest of 18% per annum (the “Evolution Judgment”), the
Company’s appeal related thereto, and the Company’s affirmative claim against
Evolution.

     On March 14, 2012, the Company filed with the Court a Motion for Order
Under Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and
Approving a Settlement Agreement Resolving Disputes Between Debtor and Evolution
Parties (the “Settlement Motion”) seeking the Court’s approval of the Settlement
Agreement.  In general, the settlement provides as follows:

          A. The Company may pay and satisfy in full the Evolution Judgment by paying the settlement amount, which is the sum of $65,356,061.41 plus pre and post judgment interest at the rate $32,230.39 per day, less a discount of
$2,100,000.00, if payment is made to Evolution on or before October 31, 2012 or a discount of $100,000.00, if payment is made to Evolution after October 31,
2012 (the “Settlement Amount”);

          B. The settlement date shall be the day the Settlement Agreement is approved by the Court (the “Settlement Date”).  Effective upon the Settlement
Date, the Company on behalf of itself and its past and present officers, directors, principals, agents, representatives and subsidiaries releases, acquits, and forever discharges Evolution, Evolution Capital Management LLC,
Evolution Capital Management Asia Ltd. and Evolution Special Opportunities Fund
SPC, Segregated Portfolio A (collectively, the “Evolution Parties”) and others as described in the Settlement Agreement from acts of commission or omission of the Evolution Parties existing or occurring prior to the date of the Settlement
Agreement and which arise from, are related to, are based upon, or are connected with the Evolution Litigation or the Bankruptcy Case;

          C. The Evolution Parties covenant and agree not to institute any cause of action against the Estate, except that a proof of claim may be filed on the
Evolution Judgment;

          D. Evolution will have an allowed claim in the Bankruptcy Case in the
Settlement Amount for all purposes, including voting and payment; and

          E. Not later than 10 (ten) days after entry of an order approving the
Evolution Settlement, the Company will dismiss or cause to be dismissed with prejudice, the Appeal and its action against Evolution.

     A copy of the Settlement Motion is attached as Exhibit 99.2 hereto and incorporated herein by reference.  This matter is currently set to be heard by the Court on April 10, 2012.

Forward-looking Statements

     This Form 6-K includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words "may," "could," "should," "would,"
"believe," "anticipate," "estimate," "expect," "intend," "plan," "projects,"
"outlook," or similar expressions; (ii) any course of action the Company may take in the future with respect to the bankruptcy proceeding, including, without limitation, the potential outcome of the hearings before the Court regarding the procedures, timelines, and ultimate approval of the proposed sale of the
Company’s indirect ownership of CDC Software and consideration of any other proposed Chapter 11 plans in the Court proceeding; (iii) statements relating to the ultimate approval or entry of a Court order approving the Settlement
Agreement; and (v) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company's control. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. Such risks include, among others, failure to receive Court approval for the sale of the Company’s indirect ownership of CDC Software, satisfaction of the closing conditions under the SPA, the Company’s ability to obtain approval of a plan of reorganization and emerge from bankruptcy protection. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company's results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.     Description of Exhibit

99.1            Notice of No Submission of Timely Initial Overbids

99.2            Motion for Order Under Rule 9019(a) of the Federal Rules of
                Bankruptcy Procedure Authorizing and Approving a Settlement
                Agreement Resolving Disputes Between Debtor and Evolution
                Parties

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 19, 2012	By:	Marcus A. Watson
	Name:	Marcus A. Watson
	Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of No Submission of Timely Initial Overbids
99.2	Motion for Order Under Rule 9019(a) of the Federal Rules of Bankruptcy Procedure Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor and Evolution Parties